RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 August 24, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn: Bob Carroll
      Carlos Pacho

      Re:   China Cable and Communication, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed May 16, 2005
            File No. 002-98997-NY

Messrs. Carroll and Pacho:

      On behalf of China Cable and Communication, Inc. (the "Company"), we enclose a marked draft of the Company's proposed Amendment No. 1 to Form 10-QSB for the quarterly period ended March 31, 2005 (the "Amended Quarterly Report"). The Amended Quarterly Report contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated August 2, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response. A marked copy of the Amended Quarterly Report is being provided supplementally with a copy of this letter for the convenience of the Staff.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Summary of Significant Accounting Policies
General, page F-9

1. We note your response to our prior comment number 4. As defined in Rule 4-08(e)(3) of Regulation S-X, restricted net assets include that amount of the registrant's proportionate share of net assets reflected in the balance sheet of its consolidated and unconsolidated subsidiaries which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party. We note in your response to our prior comment number 1 that your expected cash dividend from the Baoding joint venture is contingent upon approval by the State Administration of Foreign Exchange and by the local People's Republic of China tax bureau, which would appear to meet the definition of a restricted net asset. Please disclose if there are any assets on your consolidated balance sheet that are not transferable to you without the consent of a third party. If so, please comply with the disclosure required by Rule 4-08(e)(3) of Regulation S-X.

      RESPONSE:

      The requirement for the Company's PRC subsidiary to seek the approval by the State Administration of Foreign Exchange (SAFE) is an administrative process imposed by the PRC government on all dividends declared by Sino-foreign joint ventures in China. SAFE needs to ensure that the joint venture has properly paid all of the valued-added and income tax for the periods covered by the dividend declared. Therefore, the process does not constitute a "consent" required from a third party. The Company has obtained a legal opinion from King and Wood, a PRC law firm regarding the Company's position on the declared dividend. (See Attachment 1.)

      Currently, the Company's PRC subsidiary has not declared a dividend because the joint venture is still in the process of getting the approval from SAFE. Therefore, the Company has not accrued for a dividend and does not have such asset in its books. Thus, there are no restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X in the Company's consolidated balance sheet.

Basis of Consolidation, page F-9

2. We note your response to our prior comment number 5. We also note from the risk factors in your Form 10-KSB for the period ended December 31, 2004 that you are dependent on funding through dividend distribution from the joint venture. This dependency is also noted in your response to our prior comment number 1. Exhibit 96-16A(3) of EITF 96-16 states rights to block customary or expected dividends or other distributions may be substantive participating rights. Please tell us why the control over your primary source of funding would not be considered substantive participating rights.

      RESPONSE:

      Under a Sino-foreign joint venture arrangement, the declaration of dividend is controlled by the board of directors. Since the Company obtained majority control of the joint venture's board of directors effective December 29, 2003, there would not be any substantive participating rights from the minority interest that have an impact over the Company's source of funding.

Impairment, page F-11

3. We note your response to our prior comment #6. Please tell us specifically and provide the quantitative analysis showing how you determined there was no impairment of your long-lived assets given your historical financial results and current going concern status.

      RESPONSE:

      Please see attached the five years un-discounted cash flow analysis of the PRC joint venture operation, which is the Company's only asset. (See Attachment 2.)

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Financial Condition, Liquidity, Capital Resources
Plan of Operation, page 26

4. We note your Plan of Operation on page 26 states that you expect to receive a cash dividend from the Baoding joint venture, subject to certain contingencies and on page 27 you state that you will receive the cash dividend. Please amend your Form 10-Q to clarify the status of the cash dividend as of the reporting date.

      RESPONSE:

      As of the reporting date, SAFE was still reviewing the Company's application to declare the dividend from the joint venture. This is the first time the joint venture has applied for the declaration of dividend and this process can take up to one year. Thus we will amend the subject language on page 27 of the Form 10-QSB for the period ended March 31, 2005 to clarify that the Company is expecting to receive the cash dividend - it will state as follows:

            "Although the Company expects to receive the cash dividend from the Baoding joint venture, we cannot meet the exceptional cash requirements of Gryphon's claims, as described above, without seeking strategic investors and raising additional capital through the issuance of debt or equity securities."

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                       Very truly yours,

                                       RICHARDSON & PATEL LLP


                                       By:  /s/ Dominador D. Tolentino
                                           ---------------------------
                                           Kevin K. Leung, Esq.
                                           Dominador D. Tolentino, Esq.

Enclosures
cc (w/o encs.):     Mr. Yau-Sing Tang, China Cable and Communication, Inc.
                    Mr. Robert Chiu, Grobstein, Horwath & Company LLP

                                                                       Exhibit A

                             COMPANY ACKNOWLEDGMENT

In connection with responding to the Commission's comment letter dated August 2, 2005, China Cable and Communication, Inc. (the "Company") acknowledges that:


      1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



CHINA CABLE AND COMMUNICATION, INC.



By: /s/ Yau-Sing Tang
    -------------------------------------
    Yau-Sing Tang
    President and Chief Financial Officer
    China Cable and Communication, Inc.

                                                                    Attachment 1

Date:       April 21, 2005

To:         Baoding  Pascali   Broadcasting  Cable  TV  Integrated   Information
            Networking Co. Ltd.

From:       Mr. Gao Yue, the Lawyer
            Beijing King & Wood Law Firm

Subject:    Matters regarding the dividend distribution of the subject company

To whom it may concern:

We, at your request in regard to the dividend distribution and the shareholders' intention to offset the debt, offer our legal opinion as below.

According to the stipulation of Provision 177 of the "Company Law of the People's Republic of China", the dividend that can be distributed by the Company is the net profit after tax and deduction of legal surplus, legal welfare fund and arbitrary surplus.

I. The substantive conditions of dividend distribution

In view of that the company has achieved a certain amount of profit in the fiscal year, you can distribute the dividend to the shareholders when there is still a surplus after deduction of the following:

1.    The income tax you should pay according to relevant law;

2. The confiscated property and money you shall pay in case of that the company has violated the compulsory legal regulations;


3.    Making up for the loss;


4.    Retention of the legal surplus and legal welfare fund; and


5. The arbitrary surplus to be retained according to the resolution of shareholders meeting.

II. The formative conditions of dividend distribution

When you distribute the dividend, you must abide by legal procedural conditions and the resolution regarding dividend distribution shall be made by the shareholders meeting.

III. The criteria of dividend distribution

The criteria of your dividend distribution shall comply with the equality principle of shareholders, especially the principle of share equality.

IV. The types of dividend

You can distribute the dividend based on the types below:

1. Cash dividend, stock dividend, bond dividend, promissory note dividend and dividend of other property;

2.    Normal dividend and special dividend; and


3.    Comprehensive dividend and optional dividend.

In addition, according to the stipulation of Provision 76 of The Detailed Rules for the Implementation of the Law of the People's Republic of China on Chinese-foreign Contractual Joint Ventures, the profit distribution principle to be followed by the Chinese-foreign contractual joint venture after paying the income tax complying with the Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises is as follows:

1. Retain the reserve fund, award and welfare fund for the employees, and enterprise development fund, the proportions of retention of which are decided by the board of directors;

2. The reserve fund, besides being used to offset the loss of the Chinese-foreign contractual joint venture, can be used to increase the capital of the enterprise and expand production after approval from the governing authority is gained.

3. The profit available for distribution after retention of the three funds as set forth in 1 of this provision shall, if the board of directors has decided to distribute, be distributed according to the proportions of capital contribution of the parties of the joint venture.

Based on the legal regulations above, there is no prescribed stipulation among the existing laws of China regarding the profit for the joint venture to distribute after making up for the loss and retaining funds, and the profit of the joint venture can be distributed according to the distribution scheme decided by the board of directors.

To summarize, according to the principle set forth in Provision 4 of the Company Law of the People's Republic of China, "The shareholders of a company, as capital contributors, have the right to enjoy the benefits of the assets of the company, make major decisions, choose managers, etc. in accordance with the amount of capital they have invested in the company", you have the right to legally distribute the dividend, and the shareholders are sufficiently entitled to, after legally getting the dividend above, corresponding disposal right including but not limited to offsetting the debt.

The legal advice above is given based only on the situation you have stated and the currently effective laws, regulations and jurisdiction of China. We reserve the right to make revision or major revision to the advice above when new changes occur.

Yours sincerely
For and on behalf of
KING & WOOD LAW FIRM

Signed by Gao Yue
--------------------
Gao Yue
Lawyer

ATTACHMENT 2

BAODING PASCALI BROADCASTING CABLE TV
INTERGRATED INFORMATION NETWORKING CO., LTD.
5 YEARS PROFIT FORECAST
(Expressed in USD)

                                                                 2005
                                -----------------------------------------------------------------------
                                                                Forecast
                                  Actual       ----------------------------------------        Total
                                 Jan - Mar     Apr - June       Jul - Sep     Oct - Dec         2005
                                -----------    -----------    -----------    -----------    -----------
Revenue
- Analog Television Service         979,363      1,028,331      1,079,748      1,133,735      4,221,177
- High Speed Internet Service        70,901         71,610         73,042         75,233        290,786
- Digital Television Service        465,665        488,948        513,395        564,735      2,032,743
                                -----------    -----------    -----------    -----------    -----------

   Total revenue, net of VAT      1,515,929      1,588,889      1,666,185      1,773,703      6,544,706

Operating expenses
- Analog Television Service        (197,975)      (207,874)      (218,268)      (229,181)      (853,298)
- Digital Television Service       (343,906)      (345,626)      (347,354)      (357,775)    (1,394,661)

Administrative expenses            (100,266)      (103,274)      (106,372)      (111,691)      (421,603)

Depreciation                       (394,604)      (394,604)      (394,604)      (394,604)    (1,578,416)

Amortization                        (30,171)       (30,171)       (30,171)       (30,171)      (120,684)
                                -----------    -----------    -----------    -----------    -----------

Profit from operation               449,007        507,340        569,416        650,281      2,176,044

Other income (expenses), net       (195,195)            --             --             --       (195,195)
                                -----------    -----------    -----------    -----------    -----------

Profit before taxation              253,812        507,340        569,416        650,281      1,980,849

Taxation                                 --        (65,954)       (74,024)       (84,537)      (224,515)
                                -----------    -----------    -----------    -----------    -----------

Net profit                          253,812        441,386        495,392        565,744      1,756,334
                                ===========    ===========    ===========    ===========    ===========

                                                        Forecast
                                --------------------------------------------------------
                                   2006           2007           2008            2009
                                -----------    -----------    -----------    -----------
Revenue
- Analog Television Service       4,221,177      3,799,059      2,659,341      1,329,671
- High Speed Internet Service       319,865        383,838        575,757      1,151,514
- Digital Television Service      3,049,115      6,098,230     18,294,690     54,884,070
                                -----------    -----------    -----------    -----------

   Total revenue, net of VAT      7,590,157     10,281,127     21,529,788     57,365,255

Operating expenses
- Analog Television Service        (853,298)      (767,968)      (614,374)      (430,062)
- Digital Television Service     (2,091,992)    (3,137,988)    (4,706,982)    (9,413,964)

Administrative expenses            (484,843)      (557,569)      (669,083)      (802,900)

Depreciation                     (1,736,258)    (2,083,510)    (2,500,212)    (3,250,276)

Amortization                       (120,684)      (120,684)      (120,684)      (120,684)
                                -----------    -----------    -----------    -----------

Profit from operation             2,303,082      3,613,408     12,918,453     43,347,369

Other income (expenses), net       (226,375)      (306,633)      (642,123)    (1,710,911)
                                -----------    -----------    -----------    -----------

Profit before taxation            2,076,707      3,306,775     12,276,330     41,636,458

Taxation                           (685,313)    (1,091,236)    (4,051,189)   (13,740,031)
                                -----------    -----------    -----------    -----------

Net profit                        1,391,394      2,215,539      8,225,141     27,896,427
                                ===========    ===========    ===========    ===========

CASHFLOW FORECAST
(Expressed in USD)

                                                                      2005
                                    -----------------------------------------------------------------------
                                                                    Forecast
                                      Actual       ----------------------------------------        Total
                                     Jan - Mar     Apr - June       Jul - Sep     Oct - Dec         2005
                                    -----------    -----------    -----------    -----------    -----------
Cash flow from customers of
- Analog Television Service           1,139,058      1,042,594      1,094,723      1,149,459      4,425,834
- High Speed Internet Service            82,462         71,817         73,460         75,871        303,610
- Digital Television Service            541,596        495,729        520,515        579,688      2,137,528
                                    -----------    -----------    -----------    -----------    -----------

                                      1,763,116      1,610,140      1,688,698      1,805,018      6,866,972
Change in provision for bad debts            --             --             --             --             --
                                    -----------    -----------    -----------    -----------    -----------

Cash receipts from customers          1,763,116      1,610,140      1,688,698      1,805,018      6,866,972

Cash outlay for operating
expenses  in respect of
                                    -----------    -----------    -----------    -----------    -----------
- Analog Television Service             (14,523)      (141,181)      (148,240)      (155,657)      (459,601)
- Digital Television Service            (25,227)      (334,038)      (335,712)      (287,564)      (982,541)
                                    -----------    -----------    -----------    -----------    -----------

  Total                                 (39,750)      (475,219)      (483,952)      (443,221)    (1,442,142)

Administrative expenses
  paid                                 (100,266)      (102,833)      (105,918)      (110,912)      (419,929)

Taxation paid                                --             --        (65,954)       (74,024)      (139,978)

                                    -----------    -----------    -----------    -----------    -----------

Cashflow from operations              1,623,100      1,032,088      1,032,874      1,176,861      4,864,923
                                    ===========    ===========    ===========    ===========    ===========


                                                            Forecast
                                    --------------------------------------------------------
                                       2006           2007           2008            2009
                                    -----------    -----------    -----------    -----------
Cash flow from customers of
- Analog Television Service           4,224,165      3,765,740      2,569,380      1,224,717
- High Speed Internet Service           323,200        388,888        590,906      1,196,960
- Digital Television Service          3,125,311      6,338,904     19,257,390     57,772,169
                                    -----------    -----------    -----------    -----------

                                      7,672,676     10,493,532     22,417,676     60,193,846
Change in provision for bad debts       (31,180)       (80,258)      (335,490)    (1,068,788)
                                    -----------    -----------    -----------    -----------

Cash receipts from customers          7,641,496     10,413,274     22,082,186     59,125,058

Cash outlay for operating
expenses  in respect of
                                    -----------    -----------    -----------    -----------
- Analog Television Service            (896,279)      (918,078)      (884,571)      (754,297)
- Digital Television Service           (822,291)    (1,297,908)    (1,946,863)    (1,133,607)
                                    -----------    -----------    -----------    -----------

  Total                              (1,718,570)    (2,215,986)    (2,831,434)    (1,887,904)

Administrative expenses
  paid                                 (482,388)      (554,746)      (664,754)      (797,705)

Taxation paid                          (224,515)      (685,313)    (1,091,236)    (4,051,189)

                                    -----------    -----------    -----------    -----------

Cashflow from operations              5,216,023      6,957,229     17,494,762     52,388,260
                                    ===========    ===========    ===========    ===========

 Note:-
(1) Depreciation and amortization are non-cash items. Also, other expenses mainly represent the provision for doubtful debts.

 GROWTH FORECAST
 (Expressed in USD)

                                                           Forecast                                 Forecast
                                              ---------------------------------    -------------------------------------------
                                  Jan - Mar   Apr - June   Jul - Sep  Oct - Dec      2006       2007        2008         2009
                                   --------    --------    --------    --------    --------   --------    --------    --------
Growth - Revenue
- Analog Television Service                        5.00%       5.00%       5.00%       0.00%    -10.00%     -30.00%     -50.00%
- High Speed Internet Service                      1.00%       2.00%       3.00%      10.00%     20.00%      50.00%     100.00%
- Digital Television Service                       5.00%       5.00%      10.00%      50.00%    100.00%     200.00%     200.00%

Growth - Operating expenses
- Analog Television Service                        5.00%       5.00%       5.00%       0.00%    -10.00%     -20.00%     -30.00%
- Digital Television Service                       0.50%       0.50%       3.00%      50.00%     50.00%      50.00%     100.00%

Growth - Administrative expenses                   3.00%       3.00%       5.00%      15.00%     15.00%      20.00%      20.00%

Growth - Depreciation                              0.00%       0.00%       0.00%      10.00%     20.00%      20.00%      30.00%

Growth - Amortization                              0.00%       0.00%       0.00%       0.00%      0.00%       0.00%       0.00%


 ESSENTIAL DATA FOR
 CASHFLOW FORECAST
 (Expressed in USD)
 A)

                                                                     Estimated
                                   -------------------------------------------------------------------------
Turnover growth                                             5%              5%              6%

Accounts receivable - total            186,005        194,957         204,441         217,633
- Analog Television Service            120,168        126,176         132,485         139,109
- High Speed Internet Service            8,700          8,787           8,962           9,231
- Digital Television Service            57,137         59,994          62,994          69,293

Deferred revenue - total               627,519        657,721         689,718         734,225
- Analog Television Service            405,407        425,678         446,962         469,310
- High Speed Internet Service           29,349         29,643          30,236          31,143
- Digital Television Service           192,762        202,400         212,520         233,772


Cash inflow from customer            1,763,116      1,610,140       1,688,698       1,805,018      6,866,972
                                   -----------    -----------     -----------     -----------     ----------
- Analog Television Service          1,139,058      1,042,594       1,094,723       1,149,459      4,425,834
- High Speed Internet Service           82,462         71,817          73,460          75,871        303,610
- Digital Television Service           541,596        495,729         520,515         579,688      2,137,528
                                   -----------    -----------     -----------     -----------     ----------

B)
Operating expenses growth                                   2%              2%              4%

Accounts payable - total             3,650,844      3,729,125       3,810,795       3,954,530
- Analog Television Service          1,333,828      1,400,521       1,470,549       1,544,073
- Digital Television Service         2,317,016      2,328,604       2,340,246       2,410,457

Cash outflow from Operating            (39,750)      (475,219)       (483,952)       (443,221)    (1,442,142)

                                   -----------    -----------     -----------     -----------     ----------
- Analog Television Service             14,523        141,181         148,240         155,657        459,601
- Digital Television Service            25,227        334,038         335,712         287,564        982,541
                                   -----------    -----------     -----------     -----------     ----------

C)
Administrative expenses growth                              3%              3%              5%

Accrued expenses                        14,692         15,133          15,587          16,366

                                   -----------    -----------     -----------     -----------     ----------
Cash outflow from Administrative       100,266        102,833         105,918         110,912        419,929
                                   -----------    -----------     -----------     -----------     ----------


                                                              Estimated
                                    ----------------------------------------------------------
Turnover growth                             16%             35%            109%            166%

Accounts receivable - total            252,398         341,882         715,938       1,907,588
- Analog Television Service            140,368         126,331          88,432          44,216
- High Speed Internet Service           10,637          12,764          19,146          38,292
- Digital Television Service           101,393         202,787         608,360       1,825,080

Deferred revenue - total               851,510       1,153,399       2,415,342       6,435,582
- Analog Television Service            473,557         426,201         298,341         149,171
- High Speed Internet Service           35,884          43,061          64,592         129,184
- Digital Television Service           342,068         684,136       2,052,409       6,157,228


Cash inflow from customer            7,672,676      10,493,532      22,417,676      60,193,846
                                   -----------     -----------     -----------     -----------
- Analog Television Service          4,224,165       3,765,740       2,569,380       1,224,717
- High Speed Internet Service          323,200         388,888         590,906       1,196,960
- Digital Television Service         3,125,311       6,338,904      19,257,390      57,772,169
                                   -----------     -----------     -----------     -----------

B)
Operating expenses growth                   31%             33%             36%             85%

Accounts payable - total             5,181,250       6,871,220       9,361,142      17,317,264
- Analog Television Service          1,501,092       1,350,982       1,080,785         756,550
- Digital Television Service         3,680,158       5,520,238       8,280,357      16,560,714

Cash outflow from Operating         (1,718,570)     (2,215,986)     (2,831,434)     (1,887,904)

                                   -----------     -----------     -----------     -----------
- Analog Television Service            896,279         918,078         884,571         754,297
- Digital Television Service           822,291       1,297,908       1,946,863       1,133,607
                                   -----------     -----------     -----------     -----------

C)
Administrative expenses growth              15%             15%             20%             20%

Accrued expenses                        18,821          21,644          25,973          31,168

                                   -----------     -----------     -----------     -----------
Cash outflow from Administrative       482,388         554,746         664,754         797,705
                                   -----------     -----------     -----------     -----------

Assumptions

1. It is assumed that in line with the central government's policy to change the broadcasting system from analog to ditigal, the management expects to phase out the the analog television service throughout the coming few years. Accordingly, there will be the drop in the revenue from analog television services and at the same time, it will significantly increase the digital television services. Besides, the average fee paid for digital television services is higher than the current analog television service fee of RMB13 per month.

2. The fixed assets of Baoding Pascali are substantially the network of which the backbone is fiber optic and the last miles are partly fiber optic and partly copper wire. In order to turn the whole network from analog to digital, we need to rewire certain last miles. As a result, it will increase in our fixed asset investments over the years. The increase in fixed assets will result in the increase in depreciation expenses in the above.

3. The analog broadcasting equipment will be phased out by stages and digital broadcasting equipment is already in place. The increase in digital television subscribers require the company to increase its transmission equipment and harddisk to store more programmes. Such addition represents small amount of addition to fixed assets as they only the cost of them is cheaper than the past. Also, it is already reflected in the increase in depreciation expenses as above.

4. Baoding Pascali is currently subject to 13% income tax (10% for national and 3% for local). Starting from 2006, this tax rate reduction benefit is no longer applied to Baoding Pascali. Accordingly, effective from 2006, the Company will be subject to 33% income tax rate (30% for national and 3% for local).